SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Act of 1934

For the month of March, 2004

of Chile, Bank

(Translation of Registrant’s name into English)

Chile

(Jurisdiction of incorporation or organization)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is a free English translation of a Press Release published by the Bank on local newspapers on March 26, 2004, regarding a tender offer for the repurchase of its own common stock.

TENDER OFFER FOR THE REPURCHASE OF COMMON STOCK

ISSUED BY BANCO DE CHILE

ACCORDING TO PARAGRAPH 5TH OF ARTICLE 198 OF LAW N° 18,045

Banco de Chile (hereinafter “the Offerer”) offers to purchase in this tender offer 1,701,994,590 shares issued by Banco de Chile, equivalent to 2,5% of the total number of issued shares, according to the Program to Repurchase Shares, as agreed upon by the General Ordinary Shareholders Meeting held on March 20, 2003 which was approved by Resolution N° 06650 of the Superintendency of Banks and Financial Institutions dated June 5th, 2003 amended by Resolution N° 07937 of said Superintendency, dated July 2nd , 2003 (“the Offer”). This Offer is also issued under Articles 27 to 27-D of Law N° 18,046 (the “Companies Law”), the 5th paragraph of Article 198 of Law N° 18,045 (the “Securities Markets Law”) and Circular N° 1,514 of January 5th, 2001 issued by the Superintendency of Securities and Insurance, which the Offerer makes applicable to this effect.

I. – IDENTITY OF THE OFFERER AND PARTICIPATION IN THE ISSUER.

1. – Banco de Chile is a banking corporation, taxpayer number 96,004,000-5 with domicile at 251, Paseo Ahumada, Santiago, Chile, affiliated to LQ Inversiones Financieras S.A., taxpayer number 96,929,880-5 and this in turn, affiliated to Quiñenco S.A., public company, taxpayer number 91,705,000-7, both domiciled at 20 Enrique Foster Sur street, 14th floor, Las Condes, Santiago, which in turn is controlled by the Luksic Group. Banco de Chile’s principal shareholders are: SM Chile S.A., Sociedad Administradora de la Obligación Subordinada SAOS S.A., and L.Q. Inversiones Financieras S.A.

2. – Quiñenco’s principal shareholders are: Inversiones Antofagasta Limitada, Ruana Copper A.G. Agencia Chile, Sociedad Inmobiliaria y de Inversiones Rio Claro Limitada, Inversiones Consolidadas S.A., Inversiones Salta S.A., all corporations related to the following individuals: Andronico Luksic Abaroa, Andronico Luksic Craig, Guillermo Luksic Craig and Jean Paul Luksic Fontbona.

3. – LQ Inversiones Financieras S.A.’s principal shareholders are Quiñenco S.A. and it’s affiliated companies, Inversiones Punta Brava S.A., Inversiones y Bosques S.A., Inmobiliaria e Inversiones Hidroindustriales S.A., Inversiones Ranquil S.A., Agrícola El Peñon S.A., VTR S.A. and Inversiones Rio Grande S.A.

4. – Banco de Chile does not currently own any of its own shares.

II. – SHAREHOLDERS TO WHOM THE OFFER IS ADDRESSED TO.

The Offer is addressed to all shareholders of Banco de Chile and with respect to shares listed on any of the local Stock Exchanges. The Offerer expressly states that the Offer shall not be filed with the Securities and Exchange Commission of the United States of America and that therefore it is not addressed to holders of American Depositary Receipts (ADR).

III. – PURPOSE OF THE OFFER.

The Offer will have the following purposes:

a)	To invest through the acquisition and selling of its own shares, according to the price fluctuations throughout the extension of the Program, as established by the Extraordinary Shareholders Meeting Agreement and the Law, and/or

b)	To place the shares so acquired in the markets, where shares or ADRs of Banco de Chile are quoted now or in the future, according to price fluctuations throughout the extension of the Program as established by the Extraordinary Shareholders Meeting Agreement and the Law.

After the Offer is performed, the issuer shall continue to be regulated by rules applicable to banks registered in the Registry of Securities of the Superintendency of Banks and Financial Institutions.

IV. – AGENT PARTICIPATING IN THE OFFER.

The organization and administration of the Offer shall be performed by Banchile Corredores de Bolsa S.A. (“the Agent”) taxpayer number 96,571,220-8 with domicile at Santiago, 975 Agustinas Street, 2nd Floor. Notwithstanding the above, Offer acceptances may also be sent through other brokers of the Chilean Stock Exchanges.

V. – OFFER CHARACTERISTICS.

1. – The total amount of the operation is the sum of $52,761,832,294 Chilean pesos.

2. – According to the Offer, an amount equal to 1,701,994,590 shares issued by Banco de Chile, representing 2.5% of the total capital shall be purchased.

3. – In the event that the total number of shares accepted to be sold exceed the total number of shares offered to be bought, purchase shall be performed on a pro-rata basis to each of the accepting shareholders, by applying a pro-rata factor which shall be determined by dividing the total number of shares offered to be bought by the total number of shares accepted to be sold. Purchase shall be performed only for the full number of shares resulting from the above mentioned procedure, without considering fractions of shares. In the event that by applying this procedure the total number of shares to be bought is not equivalent to the number of assigned shares, such number shall be adjusted by adding or subtracting the difference to the shareholder with the highest number of shares accepted to be sold.

4. – The Offer shall remain in force from 9:30 a.m. of March 27th, 2004 and shall expire at 17:30 p.m. of April 26th, 2004, notwithstanding the ability of the Offerer to extend the duration of the Offer once, for a minimum of 5 days and up to a maximum of 15 additional days. This extension shall be informed by a notice published in the same day, in the newspapers mentioned below.

5. – The Offerer shall declare the Offer successful or failed before 2 full days after the expiration date of the same or its extension period, as corresponding. The result notice of the Offer (the “Result Notice”) shall be published the day following such declaration, in the newspapers mentioned below.

6. – The Offer shall be performed at the Santiago Stock Exchange through the “Block Firm Offer System” regulated by Section 2.2.3 of the Stock Operations Manual of said stock exchange.

VI. – PRICE AND PAYMENT CONDITIONS.

1. – The purchase price shall be $31 Chilean pesos per share.

2. – The purchase price shall be paid conditioned upon the Offer being declared successful and the prior signing by the vendor of the respective money receipt as follows:

(a)	Shareholders selling their shares by virtue of acceptance orders given to the Agent of this Offer, shall be paid with a check which shall be available from the second banking day following the publication date of the Result Notice.

(b)	Shareholders selling their shares by virtue of acceptance orders given to other brokers, different from the Agent, shall be paid directly by the respective broker starting the day following the publication of the Result Notice, at their respective offices.

VII. – ACCEPTANCE PROCEDURE.

1. – Shareholders wishing to accept the Offer, shall do so only during the Offer period as established in paragraph 4 of Chapter V herein, by giving a written sale order of their shares ( the “Acceptance Order”), subject to the terms and conditions of this Offer, which shall be delivered to the Agent or to other brokers of the Stock Exchanges, together with a share purchase agreement subscribed at the order of the Agent or other respective broker, for the total amount of shares accepted to be sold. Additionally, shareholders shall provide the following documents to the Agent or the respective broker: (a) originals of the shares certificates and/or a certificate issued by the Shareholders Department of Banco de Chile, certifying that the share certificates are deposited in such corporation; (b) a certificate issued by the Shareholders Department of Banco de Chile, certifying that the shares are free of liens, encumbrances, prohibitions and or other limitations which might affect their free transferability; (c) photostatic copy of both sides of the individual shareholder’s identification card, his representative’s or that of the representative of the corporation owning the shares, whose original document must be showed at the moment of signing the “Acceptance Order”; (d) original or authorized copy of the powers of attorney of the shareholders’ representatives with sufficient powers, duly granted or authorized before a Notary Public; (e) authorized copy of the by laws and articles of incorporation of the corporations participating in the Offer. Additionally, the accepting shareholder shall have the respective customer identification certificate and custody agreement with the corresponding broker duly subscribed.

2. – The shares accepted to be sold shall be registered in the name of the selling shareholder at the Shareholders Registry of Banco de Chile, fully paid, free of liens, encumbrances conditions, third parties rights, and in general, of any circumstance that might restrict or limit their free transferability.

3. – The Pension Funds, Mutual Funds and other institutional investors which are required to keep their investments in their own name until their respective sale, who decide to participate in the Offer, shall conform with the procedures applicable as with their respective regulations.

4. – If a share purchase agreement is not accepted for any reason, by the Shareholders Department of Banco de Chile, and such objection is not cured during the Offer period, such Acceptance Order shall be considered automatically cancelled as if it had never been issued. The Agent or the respective broker shall return the respective share certificates and other documents to the shareholder, without any responsibility, indemnification or payment obligation due to the respective shareholder, nor will it imply any obligation or responsibility for the Offerer, its representatives, agents or advisors.

5. – All shares not acquired due to the shareholder not conforming to the terms and conditions of this Offer, the withdrawal of the Acceptance Order or due to the pro- rata factor, shall remain available to the respective shareholders immediately or after conclusion of the process of registering the shares at the Shareholders Registry of Banco de Chile, within 8 days after publication of the Result Notice, without any right to indemnification, payment or reimbursement obligation due to shareholders accepting the Offer, nor will it imply any obligation or responsibility to the Offerer, its agents, advisors or representatives.

VIII. – RESCISSION OF THE OFFER.

Banco de Chile reserves the right to rescind the Offer in its entirety if, under its own exclusive judgment, any relevant judicial or extrajudicial change or circumstance arises during the Offer period, which materially and adversely affects the business, assets, financial or equity situation of Banco de Chile or the value of its shares, or suspends, delays or prohibits the Offer, totally or partially.

Said conditions are established for the Offerer’s exclusive benefit and therefore may be dismissed by it under its own discretion.

IX. – RETRACTION RIGHT.

The acceptance of the Offer shall be totally or partially retractable, until the end of the Offer period or that of its extension, if any. In such event, the Agent shall return their shares to the shareholder who retracts as soon as he informs in writing of such retraction, by executing the corresponding share transfer agreement.

However, if the Offerer does not publish the Result Notice during the term established in paragraph 5 of Section V of this Offer, shareholders shall have a new right to retract and withdraw their acceptance, until the publication of said Notice.

X. – PUBLICATIONS AND ADDITIONAL INFORMATION.

1. – All information which must be disclosed according to this Offer, shall be published in the newspapers El Mercurio of Santiago and Estrategia.

2. – Additional information can be obtained at the offices of BANCHILE Corredores de Bolsa S.A., 975 Agustinas Street, 2nd Floor, telephone number 800 20 28 20, from Monday to Friday, from 9:00 a.m. to 18:30 p.m.

BANCO DE CHILE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2004

Banco de Chile

/S/ PABLO GRANIFO L.

By: Pablo Granifo Lavin
General Manger